UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

AMERICAN FARMLAND COMPANY

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

02589Y100

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02589Y100

1.	NAMES OF REPORTING PERSONS Merseyside Pension Fund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,545,894 (1)
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 1,545,894
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,545,894
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.7% (1)
12.	TYPE OF REPORTING PERSON EP

(1)	Based on an aggregate of 16,890,847 shares of common stock and an aggregate of 3,269,556 Common Units outstanding as of the completion of the Issuer’s initial public offering as reported on October 19, 2015.

CUSIP No. 02589Y100

Item 1.	Issuer

(a)	Name of Issuer:

  AMERICAN FARMLAND COMPANY (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

  10 East 53rd Street

  New York, New York 10022

Item 2.	Filing Person

(a) - (c)  Name of Persons Filing; Address; Citizenship:

(i)	Merseyside Pension Plan

The address of the principal business office of the reporting person is:

Castle Chambers

43 Castle Street

Liverpool, UK L69 2NW

(d)	Title of Class of Securities:

  Common Stock, $0.01 par value per share, (the “Common Stock”)

(e)	CUSIP Number:

  02589Y100

Item 3.	If this statement is filed pursuant to Rules 13d-l(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(l)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-l(b)(l)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-l(b)(l)(ii)(J), please specify the type of institution:

CUSIP No. 02589Y100

Item 4.	Ownership.

(a) and (b)   Amount beneficially owned: 1,545,894 shares of Common Stock.

(c)                Number of shares as to which such person has:

	Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
Merseyside Pension fund	1,545,894	-0-	1,545,894	-0-

(i)	Sole power to vote or direct the vote

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of

(iv)	Shared power to dispose or to direct the disposition of

The percent of class was calculated based on (i) 16,890,847 shares of common stock and (ii) an aggregate of 3,269,556 Common Units outstanding as of October 19, 2015 as reported in the Issuer’s Form S-11.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2016

MERSEYSIDE PENSION FUND

By:	/s/ Linda Desforges
Name: Linda Desforges
Title: Investment Manager